TRANS-GLOBAL INTERACTIVE LIMITED

                                  30 June 2002

                                    CONTENTS


        F-3             Independent Auditors Report - 30 June 2002, 30 June 2001
                        and 30 June 2000
        F4              Consolidated Statements of Financial Performance
        F5-F6           Consolidated Statements of Financial Position
        F7              Statement of Shareholders Equity
        F8              Consolidated Statements of Cash Flows
        F9-F22          Notes to Financial Statements

                          Independent Auditors' Report



     The Board of Directors and Shareholders

     Trans-Global Interactive Limited


     We have audited the accompanying consolidated statements of financial position of Trans-Global Interactive Limited and subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of financial performance, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans-Global Interactive Limited and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

     Accounting principles generally accepted in Australia vary is certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to the Company is presented in Note 2 of the consolidated financial statements. The application of generally accepted accounting principles in the United States of America would have affected the determination of net income (loss) for each of the years in the three-year period ended June 30, 2002, and the determination of shareholders' equity at June 30, 2002 and 2001 to the extent summarised in
     Note 2 of the consolidated financial statements.





     KPMG



     /s/ KPMG
     Sydney, Australia
     27 September 2002

                         CONSENT OF INDEPENDENT AUDITOR

     To the Board of Directors of Trans-Global Interactive Ltd.:

          As independent auditor, we hereby consent to the use of our report dated 27 September 2002, with respect to the financial statements of Trans-Global Interactive Ltd., incorporated by reference in this public filing on Form 20-F.


     /s/ KPMG
     Sydney, Australia
     14 January 2003


           CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE (AUSTRALIAN DOLLARS)
YEAR ENDED JUNE 30 2002, 2001 and 2000

                                                                    Note         2002            2001            2000
OPERATING REVENUE                                                                 A$              A$               A$

Interest Income                                                                 112,691         221,000          101,423
Revenue from rendering of services                                                    -       3,092,329        3,864,520
Gross proceeds on disposal of non-current asset
                                                                                 50,130          57,345                -
Gross proceeds on disposal of Intermedia   Interactive Software
Inc.                                                                                  -       3,054,080                -
------------------------------------------------------------------- ----------------------- ---------------- ---------------
------------------------------------------------------------------- ----------------------- ---------------- ---------------
Total Revenue                                                                   162,821       6,424,754        3,965,943

OPERATING EXPENSES

US software development expenses                                                      -       3,217,369        4,023,230
Net Book Value of non-current assets sold                                        43,057       2,320,148                -
Goodwill written off                                                                  -               -        2,426,611
Goodwill Amortisation                                                                 -               -          201,627
Loss on disposal of plant and equipment                                               -               -           41,562
Depreciation & Amortisation                                                      23,520         140,714           83,915
Exploration expenses written off                                                      -               -        3,668,484
Directors' Compensation                                                         270,000         275,573          641,987
General & Administrative Expenses                                               669,184         398,616        1,249,235
Writedown of Investments                                                              -          34,751          332,277
Provision against carrying value of NCA                                         418,183               -        2,875,000
Loss on deconsolidation of First Au Strategies                                        -               -          115,343
------------------------------------------------------------------- ----------------------- ---------------- ---------------
------------------------------------------------------------------- ----------------------- ---------------- ---------------
                                                                              1,423,944       6,387,171       15,659,271
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX
EXPENSE                                                                      (1,586,765)         37,583      (11,693,328)
Income Tax Expense                                                   4                -               -                -
                                                                           ---------------- ---------------- ---------------
PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE
AND NET PROFIT ATTRIBUTABLE TO MEMBERS OF TRANS-GLOABAL
INTERACTIVE
                                                                             (1,586,765)         37,583      (11,693,328)
------------------------------------------------------------------- ----------------------- ---------------- ---------------

NON-OWNER TRANSACTION CHANGES IN EQUITY
Net exchange difference on translation of financial statements of self-sustaining foreign operations
                                                                                        -               -          (67,993)
Movement in foreign currency translation reserve as a result of the disposal of a controlled entity
                                                                                        -          67,993          (84,858)
                                                                           ---------------- ---------------- ---------------
Total revenue, expenses, and valuation adjustments recognised
directly in equity                                                                      -          67,993         (152,851)
                                                                           ---------------- ---------------- ---------------
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS
ATTRIBUTABLE TO THE MEMBERS OF TRANS-GLOBAL INTERACTIVE LIMITED

                                                                               (1,586,765)        105,576      (11,846,179)
                                                                           ---------------- ---------------- ---------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
                                                                                15,141,788     12,016,781       10,819,750
BASIC NET INCOME/(LOSS) PER SHARE                                          (A$0.105)           A$0.008         (A$1.08)
------------------------------------------------------------------- ----------------------- ---------------- ---------------

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (AUSTRALIAN DOLLARS) YEAR ENDED JUNE 30 2002 and 2001

                                                                                   2002               2001
                                                        Note                         A$                 A$

------------------------------------------------- ------------------ ------------------- ------------------

ASSETS

CURRENT ASSETS
Cash at Bank                                                                 2,433,847           3,575,787
Other Debtors                                                                   17,333                   -
Prepayments & Deposits                                                               -             310,000
Investments                                                                     29,943             100,000
Other                                                                           16,652                   -

------------------------------------------------- ------------------ ------------------- ------------------

TOTAL CURRENT ASSETS                                                         2,497,775           3,985,787

------------------------------------------------- ------------------ ------------------- ------------------

NON-CURRENT ASSETS
Investments                                               6                  1,400,023           1,818,206


------------------------------------------------- ------------------ ------------------- ------------------

Plant & Equipment at Cost                                                      319,091               9,047
Accumulated Depreciation                                                       (23,520)             (5,309)

------------------------------------------------- ------------------ ------------------- ------------------

Plant & Equipment, net                                                         295,571               3,738

------------------------------------------------- ------------------ ------------------- ------------------

TOTAL NON-CURRENT ASSETS                                                     1,695,594           1,821,944

------------------------------------------------- ------------------ ------------------- ------------------

TOTAL ASSETS                                                                 4,193,369           5,807,731


The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (AUSTRALIAN DOLLARS) YEAR ENDED JUNE 30 2002 and 2001

                                                                                                       2002                2001
                                                                             Note                        A$                  A$

--------------------------------------------------------------------- ------------------- ------------------ -------------------
LIABILITIES &
SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable                                                              3                      45,769             73,366

--------------------------------------------------------------------- ------------------- ------------------ -------------------

TOTAL LIABILITIES                                                                                    45,769             73,366

--------------------------------------------------------------------- ------------------- ------------------ -------------------

SHAREHOLDERS' EQUITY

Capital:
Issued Share Capital - Fully Paid                                             5                  13,090,478         13,090,478




Reserves:
Capital Reserve                                                                                           -            515,805
Foreign Currency Translation Reserve                                                                      -                  -

--------------------------------------------------------------------- ------------------- ------------------ -------------------

                                                                                                          -            515,805


Accumulated Losses                                                                               (8,942,878)        (7,871,918)

--------------------------------------------------------------------- ------------------- ------------------ -------------------

Total Shareholders' Equity Attributable To Members Of Trans-Global
Interactive Limited                                                                               4,147,600          5,734,365

--------------------------------------------------------------------- ------------------- ------------------ -------------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                                              4,193,369          5,807,731

--------------------------------------------------------------------- ------------------- ------------------ -------------------




The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED JUNE 30 2000, 2001 AND 2002 (AUD)

                                                      Issued                    Foreign
                                                     Capital Discount  Capital Currency Total Accum   Outside      Share
                                                  Fully Paid       On Reserves   Trans       Losses   Equity    Holders'
                                        Number #      Shares   Shares       A$     Res           A$ Interest      Equity
                                                      Amount      A$                A$                    A$          A$
                                                          A$
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Balance At June 30, 1999            107,377,322   48,626,409       -  515,804   84,858  (40,134,079)(401,168) 8,691,824
------------------------------------------------------------------------------------------------------------------------

Adjustment                                2,420            -       -        1        -            -        -          -

Exercise of Options                     300,000       60,000       -        -        -            -        -          -

Issue of shares                      17,000,000    3,196,975       -        -        -            -        -          -

Exercise of Options                   1,000,000      200,000       -        -        -            -        -          -

Issue of shares                      10,000,000    1,800,000       -        -        -            -        -          -

Exercise of Options                     900,000      180,000       -        -        -            -        -          -

Issue of shares                      12,000,000    2,280,000       -        -        -            -        -          -

Exercise of Options                   1,000,000      200,000       -        -        -            -        -          -

Exercise of Options                     125,000       25,000       -        -        -            -        -          -

Exercise of Options                   1,000,000      200,000       -        -        -            -        -          -

Exercise of Options                     700,000      140,000       -        -        -            -        -          -

Foreign Currency Translation                  -            -       -        -  (67,993)           -        -          -

Deconsolidation of First Au
 Strategies                                   -            -       -        -  (84,858)           -  401,168          -

Net loss for year ended June 30,
 2000                                                                                   (11,693,328)
------------------------------------------------------------------------------------------------------------------------
Balance At June 30, 2000            151,404,742   56,908,384       -  515,805  (67,993) (51,827,407)       -  5,528,789
------------------------------------------------------------------------------------------------------------------------

Options issued                                -      100,000       -        -        -            -        -          -
Share Capital Written Off
                                              -  (43,917,906)      -        -        -   43,917,906        -          -
1:10 Consolidation                 (136,264,268)           -       -        -        -            -        -          -
Adjustment                                1,314            -       -        -        -            -        -          -
Sale of Interemedia                           -            -       -        -   67,993            -        -          -
Net income for year ended June 30,
 2001                                         -            -       -        -        -       37,583        -          -
------------------------------------------------------------------------------------------------------------------------
Balance At June 30, 2001
                                     15,141,788   13,090,478       -  515,805        -   (7,871,918)       -  5,734,365
------------------------------------------------------------------------------------------------------------------------
Transfer of Reserves
                                              -            -       - (515,805)       -      515,805        -          -
Net loss for year ended June 30,
 2002                                         -            -       -                 -   (1,586,765)       -          -
------------------------------------------------------------------------------------------------------------------------
Balance At June 30, 2002
                                     15,141,788   13,090,478       -        -        -   (8,942,878)       -  4,147,600
------------------------------------------------------------------------------------------------------------------------

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30 2000, 2001 AND 2002

                                                          Note                     2002               2001                2000
                                                                                     A$                 A$                  A$
Cash Flows from Operating Activities
Cash was provided from:
     Cash received from customers                                                    -           3,571,000          3,501,160
    Payments to suppliers & employees                                         (985,670)         (4,435,807)        (5,887,860)
    Interest received                                                          112,691             221,000            101,423
    Borrowing costs paid                                                             -              (5,143)            (5,077)
     Other                                                                           -                   -             35,973
                                                                     ------------------- ------------------ -------------------
                                                                     ------------------- ------------------ -------------------

Net cash used in operating activities                      9                  (872,979)           (648,950)        (2,254,381)

Cash Flows from Investing Activities
    Acquisition of property, plant &
    equipment                                                                 (319,091)            (53,886)          (347,261)
    Proceeds from sale of shares
-          listed investments                                                   50,130                   -            507,775
-          other investments                                                         -                   -             37,975
    Payments for investments
-          controlled entity                                                         -                   -         (2,704,894)
-          other                                                                     -          (1,918,181)                 -
    Proceeds on disposal of controlled entity
                                                                                     -           2,966,769                  -
    Proceeds from sale of other non-current assets
                                                                                     -              57,345                  -
                                                                     ------------------- ------------------ -------------------

Net cash received from/(used) in investing activities
                                                                              (268,961)          1,052,047         (2,506,405)

Cash Flows from Financing Activities
    Receipt from issue of share capital                                              -             100,000          6,481,975
    Loans from/(to) related entities                                                 -             100,976           (156,744)
                                                                     ------------------- ------------------ -------------------

Net cash received from financing activities                                          -             200,976          6,325,231

Net increase/(decrease) in cash held                                        (1,141,940)            604,073          1,564,445
Cash at the beginning of the financial year                                  3,575,787           2,971,714          1,406,959


                                                                     ------------------- ------------------ -------------------
                                                                     ------------------- ------------------ -------------------
Cash at the end of the financial year                                        2,433,847           3,575,787          2,971,714
                                                                     =================== ================== ===================
                                                                     =================== ================== ===================



The accompanying notes form part of these financial statements.

TRANS-GLOBAL INTERACTIVE LIMITED
NOTES TO FINANCIAL STATEMENTS

     1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     a) Basis of Preparation

     The financial report is a general purpose financial report which has been prepared in accordance with accounting principles generally accepted in Australia including the requirements of the Australian Corporations Act 2001 which includes applicable Australian Accounting Standards and other mandatory Australian professional reporting requirements (Urgent Issues Group Consensus Views).

     The financial report has been prepared on a basis of historical cost except where stated and does not take into account changing money values or current valuations of assets.

     The principal accounting policies adopted for the financial year are consistent with those adopted in previous years.

     Revenue and expenses in the prior year have been reclassified to provide consistency with the current year disclosures.

     This financial report has been prepared on a basis consistent with the Annual Financial Report lodged with the Australian Stock Exchange (ASX) except for the following matter:

          - Subsequent to the lodgement of the 30 June 2001 Annual Report with the ASX, the Directors become aware of third party negotiations that indicated a valuation of the investment in the GET Group below the amount shown in the Annual Report.
          - In lodging the 20F for year ended 30 June 2001, the Directors reflected this valuation information, resulting in the 20F Report showing a $1,818,182 lower net profit and lower carrying value of investments.
          - This adjustment was reflected in the 30 June 2002 Annual Report lodged with the ASX in October 2002. However, as the adjustment was already reported in the 2001 20F, net loss shown in this report for 2002 is $1,818182 lower than that shown in the Annual Report. lodged with the ASX.

     b) Principles of Consolidation

     The consolidated financial statements are those of the consolidated entity, being Trans-Global Interactive Limited (the chief entity) and all entities which Trans-Global Interactive Limited controlled from time to time during the year and at year's end, the "consolidated entity".

     Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

     c) Investments

     Investments that are listed investments are carried at fair value, being net market value. Changes in net market value are recognised in the statement of financial performance for the period.

     All other investments are carried at the lower of cost and recoverable amount.

     d) Foreign Currencies

     Translation of foreign currency transactions

     Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction. Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial period.

     All resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial period.

     e) Cash Assets

     For the purpose of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash, net of outstanding bank overdrafts.

     f) Goods and services tax

     Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

     Receivables and payables are stated with the amount of GST included.

     The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

     Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

     g) Plant and Equipment

     Cost and valuation
     Items of plant and equipment are valued at cost.

     Depreciation
     Depreciation is provided on a straight line basis on all plant and equipment.

    Depreciation rates used are:                       2002                 2001                  2000

    Plant and equipment                                20%                  20%                   20%

     h) Non-current assets

     Where the carrying values of non-current assets valued at cost exceed their recoverable amount, those assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted.

     i) Revenue

     Software development - Rendering of services
     Revenue from software development contracts and service agreements is recognised on the basis of percentage of completion.

     Interest
     Interest income is recognised as it accrues.

     Disposal of investments
     Gross proceeds of investment sales are included as revenue of the consolidated entity.

     Sale of non-current assets
     The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

     The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

     j) Taxation

     The consolidated entity adopts the income statement liability method of tax effect accounting.

     The income tax is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences arising from items being brought to account in different periods for income tax accounting purposes, is carried forward in the statements of financial position as a future income tax benefit or a provision for deferred income tax.

     Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

     k) - CHANGES IN ACCOUNTING POLICY

     Earnings per share

     The consolidated entity has applied the revised Australian Accounting Standard Board (AASB) 1027 Earnings per Share (issued June 2001) for the first time from July 2001.

     Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 and 2000 has been adjusted so that the basis for calculation used is consistent with that of the current period.

     Basic earnings per share

     Basic EPS earnings are now calculated as net profit or loss.

     Diluted earnings per share

     Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings by the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

     The diluted EPS weighted average number of shares includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

     ii) Segment reporting

     The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

     Individual business segments have been identified on the basis of the risks and returns associated with the consolidated entity operations. The new business segments reported are: online gaming data centre and investment.

     Comparative information has been restated for the changes in definitions of segment revenues and results.

2. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

     As stated in Note 1, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Australia. Those principles differ in a number of important respects from accounting principles generally accepted in the United States of America. With respect to the financial statements of the Company, as shown in the following summary, there were significant adjustments to the net profit/loss for the years ended June 30, 2002, 2001 and 2000 and shareholders' equity as of June 30, 2002 and 2001 which would have been required had accounting principles generally accepted in the United States been applied.

          i)   Outside Equity Interests In Controlled Entity

               Under accounting principles generally accepted in the United States, outside equity interests in a controlled entity (minority interest) is not included in total shareholders' equity. In addition, the portion of the net loss attributable to outside equity interests would be included in the statement of operations as an adjustment to net loss.

          ii)  Impairment of Assets

               The recoverability of the carrying amount of interests in the Filomena gold/copper mining tenements and the revenue stream acquired from the GET group were dependent upon the successful development and commercial exploitation, or sale, of the respective non-current assets. Under accounting principles generally accepted in the United States, such assets were considered impaired in 1999 and written off to the statement of operations in 1999. Under accounting principles generally accepted in Australia, such assets were written off to the statement of operations in 2000.

               In 2001, the impairment of the GET group investment was reversed for Australian generally accepted accounting principle purposes when the revenue stream was exchanged for a 5% equity interest in the GET Group entities. Such a reversal is not allowed under US generally accepted accounting principles.

          iii) Foreign Currency Translation Reserve

               On the sale of a foreign entity, US generally accepted accounting principles require the foreign currency translation reserve balance to be recorded in the profit and loss statement as part of the gain or loss on sale. Under Australian generally accepted accounting principles, the foreign currency translation reserve balance is to be transferred from reserves to retained profits.

               The accompanying reconciliations show the effect on net income/(loss) for the years ended June 30, 2002, 2001 and 2000 and shareholders equity as of June 30, 2002 and 2001 using the US GAAP basis of accounting for the matters outlined in i) through
               iii) above.

ADJUSTMENTS TO NET LOSS AND SHAREHOLDERS' EQUITY
REQUIRED TO CONFORM WITH
ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES


                                                               NET PROFIT (LOSS)             SHAREHOLDERS' EQUITY AS AT
                                                              YEAR ENDED JUNE 30                       JUNE 30
                                                            2002          2001          2000           2002         2001
(Expressed in Australian
Dollars)
As Reported in Financial Statements                (A$1,586,765)      A$37,583 (A$11,693,328)   A$4,147,600  A$5,734,365

(Increases)/ decreases related to:-

1. Outside equity interests in controlled entity              -             -       A$401,168            -            -

2. Write-off Filomena mining tenements                        -             -     A$3,675,078            -            -

3. Write-off right to GET Group revenue stream                -             -     A$2,875,000            -            -
4. Record foreign currency
   translation reserve in
   gain on sale                                               -       A$67,993             -             -            -
                                                  ----------------------------------------------------------------------


   Total after Adjustments to Conform
   with Generally Accepted Accounting
   Principles (GAAP)
   in the United States                            (A$1,586,765)     A$105,576  (A$4,742,082)   A$4,147,600  A$5,734,365

   Foreign currency translation adjustment                    -             -     (A$152,851)            -            -
                                                  ----------------------------------------------------------------------

   Comprehensive Income                            (A$1,586,765)     A$105,576  (A$4,894,933)            -            -

   Weighted average Number of Shares                 15,141,788     12,016,781    10,819,750             -            -

   Basic and diluted net income/(loss) per share in
   conformity with Accounting principles generally
   accepted in the United States                       (A$0.105)       A$0.009      (A$0.46)             -            -

The following condensed balance sheets at June 30, 2002 and 2001 give effect to the adjustments to accounting principles generally accepted in the United States, described above:-

                                                                                   June 30
                                                                                 2002                2001
                                                                                   A$                  A$
Assets

Current assets                                                              2,497,775          3,985,787
Property                                                                      295,571              3,738
Non current assets                                                                  -                  -
Intangibles                                                                         -                  -
Investments                                                                 1,400,023          1,818,206

                                                                            4,193,369          5,807,731

Liabilities and Shareholders' Equity

Current Liabilities                                                            45,769             73,366
Non-Current Liabilities                                                             -                  -
Outside Equity Interests in Controlled Entity                                       -                  -
Shareholders' Equity                                                        4,147,600          5,734,365

                                                                            4,193,369          5,807,731



3. ACCOUNTS PAYABLE

                                                                                                 JUNE 30
                                                                                               2002                2001
                                                                                                 A$                  A$

-------------------------------------------------------------------------------- ------------------ -------------------

Accounts payable at June 30, 2002 and 2001 are summarised as follows:
Current
Creditors & accruals                                                                        45,769              73,366
Borrowings                                                                                       -                   -

-------------------------------------------------------------------------------- ------------------ -------------------

                                                                                            45,769              73,366

-------------------------------------------------------------------------------- ------------------ -------------------


4. INCOME TAX


                                                                                       2002         2001           2000
                                                                                         A$           A$             A$
Prima facie income tax (credit) on operating profit/(loss)                         (476,030)      12,778     (4,209,598)

Tax effect of permanent differences:
         Profit on disposal of IMI, offset by capital losses in prior years
                                                                                          -     (267,858)             -
         Disallowed legal costs                                                           -       15,895              -
         Provision against carrying value of GET investment not tax effected
                                                                                    125,455            -              -
         Disallowed travel & entertaining                                            27,118       37,291         47,726
        Goodwill Amortisation                                                             -            -         77,586
        Investment write offs                                                             -            -      1,035,000
        Provision against carrying value of NCA                                           -            -        873,580
        Other                                                                             -            -         41,525

Future income tax benefit  attributable  to income tax losses and  exploration expenditure  not brought to  account.  There is  currently  no expiry date for future tax benefits.
                                                                                    323,457      201,894      2,134,181
                                                                                ------------ ------------- -------------
Income tax expense attributed to operating profit (loss)                                  -            -              -
                                                                                ============ ============= =============
                                                                                ============ ============= =============



5. CAPITAL STOCK

     The Company's share capital is as follows:

                                                                                             2002                   2001
                                                                                               A$                     A$
       (a)      Issued capital
                15,141,788 (2001:15,141,788) Ordinary Shares fully
                paid                                                                   13,090,478             13,090,478
                                                                                ==================     ==================
                                                                                ==================     ==================

                                                                                               No.                    No.

       (b)      Options issued and outstanding                                          4,147,500              4,347,500

                                                                                ==================     ==================

     At the date of this report unissued ordinary shares of the Company under option are:



       Expiry date                                                              Exercise price              Number of shares
       4 July 2003                                                                       $2.00                       997,500
       4 July 2003                                                                       $2.50                       250,000
       4 July 2003                                                                       $3.00                       100,000
       4 July 2003                                                                       $7.00                       200,000
       4 July 2003                                                                       $8.50                       200,000
       4 July 2003                                                                      $10.50                       200,000
       4 July 2003                                                                      $12.00                       200,000
       30 June 2005                                                                      $2.00                     2,000,000
                                                                                                -----------------------------
                                                                                                                   4,147,500
                                                                                                =============================

     The options listed above are shown after the 1:10 consolidation on June 28 2001. During or since the end of the financial year there have been no issues of ordinary shares as a result of the exercise of options.

          (c) Movements in issued and fully paid up ordinary shares and options of the Company during the year were as follows:

    Date            Details                Notes       Number of shares  Number of options    Issue price              A$
1 July 2001         Opening balance                          15,141,788          4,347,500                         13,090,478
30 Sept 2001        Options expired                                              (200,000)            N/A                   -
                                                    -------------------- ------------------                -------------------
Balance as at
30 June 2002                                                  15,141,788          4,147,500                        13,090,478
                                                    ==================== ==================                ===================
                                                    ==================== ==================                ===================


          (d)  Earnings per share


                                                                                       2002                      2001
                                                                                        No.                       No.
Weighted average number of ordinary shares used in the calculation
of basic earnings per share                                                      15,141,788                12,016,781

     Diluted earnings per share has not been included as it is not materially different from basic earnings per share.

6. INVESTMENTS


Current:                                                                                2002                      2001
                                                                                          A$                        A$
Quoted on a prescribed stock exchange at fair value                                   29,943                   100,000
                                                                            ========================= =========================
                                                                            ========================= =========================

Non-Current:
 Investment in GET at cost                                                         1,818,206                 1,818,206
 Less: Provision for diminution                                                     (418,183)                        -
 Investment in Vanuatu Internet Data Centre Limited at cost
                                                                                           -                         -
                                                                            ------------------------- -------------------------

                                                                                  1,400,023                  1,818,206

                                                                            ========================= =========================

     The investment in GET represents a 10% holding in GET USA Inc. a company based in the USA. Vanuatu Internet Data Centre Limited (VIDC) is a controlled entity based in Vanuatu that provides turnkey solutions for online gaming operations. Trans-Global presently holds all the shares in VIDC but there is provision which was previously agreed by shareholders to allot up to 30% of the equity in VIDC to the project founders subject to reaching an agreement on terms and milestones.

7. SUBSEQUENT EVENTS

     Subsequent to the end of the 2002 financial year, the Company announced on 16 August 2002 that that the intended merger between Innovative Gaming Corporation of America (IGCA) and Gaming and Entertainment Technology (GET) had been terminated. The Company is also seeking shareholder approval to acquire all the outstanding shares in the GET Group which it doesn't already own.

     On 16 October 2002 the Company reached agreement with the VIDC project founders regarding the potential issue of up to 30% of the equity of VIDC to such founders. In return for the payment of $330,000 the project founders waived their right to any equity interest in VIDC.

     Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the economic entity, in subsequent financial years.

8. GROUP OPERATIONS

     The Directors have identified Online Gaming Data Centre and Investment as the two primary segments for reporting purposes in 2002. In 2001 the consolidated entity also operated in Internet Management Consulting through its subsidiary Intermedia Interactive Software Inc. which was disposed of on 13 October 2000. The company's secondary segments are based on geography, being Australia, Vanuatu and USA. These geographic segments correspond to the primary segments as shown below.


2002                                      Online Gaming Data Centre       Investment             Eliminations             Total
                                                  (Vanuatu)              (Australia)                  A$                    A$
                                                     A$                       A$


Segment Revenue                                       -                    162,821                    -                  162,821
Segment Result / Net Profit/(Loss)
                                                  (467,904)              (1,118,861)                  -                (1,586,765)
                                         ============================ ====================== ===================== =================

Depreciation                                      (22,148)                 (1,372)                    -                  (23,520)

Individually significant items
- Provision against carrying value of
non-current assets                                    -                  (2,236,364)                  -                (2,236,364)
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Assets                                             657,096                5,010,139              (1,473,866)            4,193,369
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Liabilities                                           -                   (394,636)                348,867               (45,769)
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Acquisitions of non-current assets
                                                   311,247                  7,844                     -                  319,091
                                         ============================ ====================== ===================== =================

2001                                      Online Gaming Data Centre       Investment         Internet Management          Total
                                                  (Vanuatu)              (Australia)              Consulting                A$
                                                     A$                       A$                    (USA)
                                                                                                      A$

Segment Revenue                                       -                   3,332,425               3,092,329             6,424,754
Segment Result / Net Profit/(Loss)
                                                      -                   (532,437)                570,020                37,583
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Depreciation                                          -                    (1,372)                (139,342)             (140,714)

Individually significant items
- Provision against carrying value of
non-current assets

                                                      -                   1,818,182                   -                 1,818,182

Assets                                                -                   5,807,731                   -                 5,807,731
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Liabilities                                           -                    (73,366)                   -                  (73,366)
                                         ============================ ====================== ===================== =================
                                         ============================ ====================== ===================== =================

Acquisitions of non-current assets
                                                      -                     53,886                    -                   53,886
                                         ============================ ====================== ===================== =================



2000                             Mining      Online Gaming Data           Investment        Internet Management          Total
                                (Chile)            Centre                (Australia)             Consulting                A$
                                   A$             (Vanuatu)                   A$                   (USA)
                                                     A$                                              A$
Segment
Revenue                            -                  -                    101,423               3,864,520             3,965,943
Segment Result / Net
Profit/(Loss)                 (3,675,078)             -                  (5,800,140)            (2,218,110)           (11,693,328)
                           =============== ======================== ======================= ===================== ==================
                           =============== ======================== ======================= ===================== ==================

Depreciation                       -                  -                     1,669                  82,246                83,915

Individually significant
items
- Provision against
carrying value of
non-current assets                 -                  -                       -

Assets                             -                  -                   5,953,640              1,883,066             7,836,706
                           =============== ======================== ======================= ===================== ==================
                           =============== ======================== ======================= ===================== ==================

Liabilities                        -                  -                     71,925               2,235,990             2,307,915
                           =============== ======================== ======================= ===================== ==================
                           =============== ======================== ======================= ===================== ==================

Acquisitions of
non-current assets                 -                  -                     11,216                336,045               347,261
                           =============== ======================== ======================= ===================== ==================

     TREATMENT OF INTERSEGMENT PRICING

     The group does not transfer between its geographical segments however, when funds are transferred between the segments, the exchange rate prevailing at the date of transfer is used.

9. RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

     Reconciliation of Operating Loss After Income Tax to Net Cash Used in Operating Activities

                                                                    2002                     2001                2000
                                                                      A$                       A$                  A$


       Operating loss after income tax-                        (1,586,765)                   37,583        (11,693,328)
       Goodwill amortisation                                             -                        -             201,627
       Depreciation                                                 23,520                  140,712              83,915
       Loss on disposal of assets                                        -                        -              41,562
       Writedown of listed investment                               27,000                        -                   -
       Provision against carrying value of
       non-current assets                                          418,183                        -           2,875,000
       Profit on sale of non-current assets
                                                                     3,736                  (3,459)                   -
       Profit on disposal of Intermedia                                  -                (778,023)                   -
       Loss on disposal of First Au Strategies
                                                                         -                        -             115,343
       Realised (profit)/loss on sale of investments
                                                                   (7,072)                   34,751             332,277
       Unrealised foreign exchange loss
                                                                         -                        -              26,248
       Write off of exploration expenditure
                                                                         -                        -           3,668,484
       Other non-cash items                                              -                (139,781)              26,907
       Goodwill writedown                                                -                        -           2,426,611
       Loan payable written back                                         -                        -           (337,509)
       Changes in assets and liabilities
            (Increase)/decrease in prepayments
                                                                   293,348                   32,060           (439,415)
            (Increase)/decrease in receivables
                                                                  (17,333)                   40,000           (167,968)
            Increase/(decrease) in creditors
                                                                  (27,596)                 (12,793)             770,836
            Increase/(decrease) in inventories
                                                                         -                        -           (184,971)

                                                       -------------------- ------------------------ -------------------
       Net cash used in operating activities
                                                                 (872,979)                (648,950)         (2,254,381)
                                                       -------------------- ------------------------ -------------------

10.  SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES

     2002:-

     On February 6, 2002, shareholders approved the transaction involving the Company to subscribe for issued capital of the Vanuatu Internet Data Centre
     (VIDC).

     The Company agreed to pay $1,125,000 for the shares issued. No goodwill arose on this acquisition and no assets were acquired as VIDC was dormant prior to this transaction. The consideration is payable according to the needs of VIDC. As at June 30, 2002, a total of $776,134 had been paid with a further $348,886 owing.

     2001:-

                                                                               A$
        On October 13 2000 the consolidated entity disposed of its 100% interest in Intermedia Interactive
        Software Inc.
        Details of which are:

        Consideration (cash)                                            3,054,079

        Net Assets disposed of:
              Cash                                                         87,310
              Goodwill                                                  2,647,301
              Property, plant & equipment                                 201,670
              Other assets                                              1,610,032
              Other creditors                                          (2,270,257)
                                                                 ---------------------
                                                                        2,276,056
                                                                 ---------------------

              Profit on disposal                                          778,023

                                                                 =====================

              Interest held after disposal                                    NIL


         2000:-

                                                                               A$
         On September 17 1999 the consolidated entity purchased 100% of the ordinary shares of Intermedia Interactive Software Inc. Details of which are as follows:

         Consideration                                                  4,559,157
         Non-cash consideration                                        (1,800,000)
                                                                 ----------------------
         Cash consideration                                             2,759,157
         Cash acquired                                                    (54,263)
                                                                 ----------------------
         Outflow of cash                                                2,704,894
                                                                 ----------------------

         Fair value of net assets of entity acquired
         Property, plant and equipment
                                                                           81,440
         Trade receivables                                                669,076
         Other receivables                                                111,803
         Accounts payable                                              (1,267,419)
         Other liabilities                                               (311,261)
                                                                 ----------------------
                                                                         (716,361)
                                                                 ----------------------

         Goodwill on acquisition                                        5,275,541
                                                                 ======================

11.  FOREIGN CURRENCY TRANSLATIONS

     TRANSLATIONS OF FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

     Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial period.

     Except for certain specific hedges of foreign currency operations, all resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial period, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

     SPECIFIC HEDGES

     Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after the date are taken to the profit and loss account.

     There were no specific hedges in place during or at year-end.

     HEDGES OF FOREIGN OPERATIONS

     Exchange gains and losses or transactions hedging investments in foreign operations are taken to the foreign currency translation reserve on consolidation.

     TRANSLATION OF ACCOUNTS OF OVERSEAS OPERATIONS

     The accounts of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

12.  AUDITORS REMUNERATION

                                                                  2002                2001                2000
                                                                   $A                  $A                  $A
---------------------------------------------------------- ------------------- ------------------- -------------------



Audit services: - US filings
Auditors of the Company - KPMG                                          25,232              33,250              58,452
Other services:
Auditors of the Company - KPMG                                          38,675              47,281               2,026
                                                           ------------------- ------------------- -------------------
                                                                        63,907              80,531              60,478
                                                           =================== =================== ===================

12.  RELATED PARTIES

     a) The following persons held the office of Director during the year ended June 30, 2002:

          Bryan John Frost
          Tibor Vertes
          Richard Revelins
          Ashesh Shah
          Steven Fornasaro

     b) The following related party transactions occurred during the financial year ended June 30, 2002:

     Transactions with Director related entities

     - In July 1999, TGL advanced the GET Group $300,000 in consideration of part payment on account of development, integration and royalty of GET's `back end' system for utilisation and future operation by Starbreak Entertainment Network, Inc.

          During the course of the year ended June 30, 2002 it became evident that Starbreak's Celebweb project was not progressing in line with expectations and would require significant additional capital. The board had already considered and approved a proposal to make a financial commitment to the Vanuatu Internet Data Centre ("VIDC") and as such no further financial commitment was warranted with respect to Starbreak.

          The Board resolved (Mr Vertes abstaining) to pursue GET and request repayment of monies advanced on the basis that milestones were not achieved and accordingly monies should be repaid. Mr Vertes, on behalf of GET, agreed to the immediate repayment of these amounts which occurred on 27 June 2002 and the dissolution of the Starbreak venture.

     - On 22 May 2001, the Directors agreed to establish a US presence in Las Vegas in anticipation of internet gambling legislation being passed in the Nevada Senate.

     An initial budget of US$300,000 was directed towards the following overheads;

     -    Marketing personnel (circa US$150,000)
     -    IT personnel (circa US$80,000)
     -    Rental premises (US$70,000)

     It was envisaged that the venture would primarily explore opportunities within the internet gambling industry in the US with the intention of increasing value in its investment in the GET Group.

     During the 2001/2002 financial year, Vanuatu Internet Data Centre representatives explored marketing opportunities with land based casinos in Las Vegas. Approximately AUD$438,420 was incurred in establishing a presence in the US. These costs related to promoting the GET software technology with the aim of attracting clients to VIDC and utilising the proprietary GET software.

     In January 2002, the GET Group announced its intentions to be acquired by Innovative Gaming Corporation of America (IGCA), a Nevada based company listed on NASDAQ. As IGCA already had significant operations established in the US it became clear to the Board that TGL's earlier decision to establish a VIDC presence in the US was no longer necessary.

     As a result, the GET Group through Mr Vertes offered to repay the sum of AUD$438,420 representing marketing costs incurred to date on the basis that it is more commercially sensible for GET to pursue these initiatives through IGCA. The board considered this offer and resolved to accept the amount (Mr Vertes abstaining). Payment occurred on 25 June 2002.

     - In January 2002 the Company paid GET $25,000 in the ordinary course of business for consulting services in relation to VIDC. GET is a company controlled by Tibor Vertes, a Director of the Company.

     - In the normal course of business accounting services were provided by William Buck, a firm of Chartered Accountants of which Mr Fornasaro is a partner. These services totaled A$1,250 (2001: A$5,573) during the year ended June 30, 2002.

     - The Company's administrative office space is subleased from the GET Group under an agreement dated February 19, 2000. Either party has the right to terminate the agreement by giving one months notice. The amount paid under the agreement in 2002 was A$42,060 (2001 A$42,060) (2000 A$21,030).